CONVERSION LABS, INC.

1460 Broadway

New York, NY 10036

July 9, 2018

Via EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Conversion Labs, Inc.
Registration Statement on Form S-1
File No. 333-225920

Ladies and Gentleman:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Conversion Labs, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Tuesday, July 10, 2018, or as soon thereafter as possible.

Very Truly Yours,

/s/ Justin Schreiber
Justin Schreiber
Chief Executive Officer
Conversion Labs, Inc.